Exhibit A-6
AUDITED
American Transmission Company LLC
Balance Sheet
December 31, 2002
(in thousands)

2002

ASSETS

Transmission and General Plant
Property Plant & Equipment	$1,211,859
Less Accumulated Depreciation	(527,538)
684,321
Construction Work in Progress	49,209
Net Transmission and General Plant	733,530

Current Assets
Cash and Cash Equivalents	14,830
Accounts Receivable	24,737
Other Current Assets	1,088
Total Current Assets	40,655

Other Assets	20,852
Total Assets	$795,037

MEMBERS' EQUITY AND LIABILITIES

Members' Equity	$393,502

Long-term Debt	348,033

Current Liabilities
Line of Credit	0
Accounts Payable	23,289
Accrued Liabilities	23,604
Advances from Members	0
Total Current & Accrued Liabilities	46,893

Long-term Liabilities	6,609
Total Members' Equity and Liabilities	$795,037